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Justin Dobbie Legal Branch Chief, Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Houston	Silicon Valley
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Re:	Rentech, Inc.
Registration Statement on Form S-3
Filed July 8, 2014
File No. 333-197306

Dear Mr. Dobbie:

On behalf of Rentech, Inc. (the “Company”), we are responding to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) in your letter dated July 16, 2014.

The Company has revised the Registration Statement in response to the Staff’s comments and is concurrently filing with the SEC Amendment No. 1 to Form S-3 (“Amendment No. 1”) which reflects these revisions. We are supplementally providing you with two blacklined copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, your comments have been reproduced below in bold face type in the order presented in your letter, and our response follows each such comment.

Selling Shareholders, page 2

1.	Please revise to indicate that the selling shareholders may be deemed underwriters.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement in Amendment No. 1 to include the following disclosure in the “Selling Shareholders” section: “In connection with this offering and depending on the applicable facts and circumstances, a selling shareholder may be deemed to be an “underwriter” within the meaning of such term

July 24, 2014

under the Securities Act”. The Company respectfully advises the Staff that the inclusion of such disclosure does not constitute an admission by any selling shareholder that it is an “underwriter” within the meaning of such term under the Securities Act and, based upon the applicable facts and circumstances, none of the selling shareholders believes that it should be considered as such.

2.	Please confirm to us that none of the selling shareholders is a broker-dealer or affiliate of a broker-dealer and make corresponding revisions to your disclosure in this section. To the extent that any selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that the selling shareholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that none of the selling shareholders are broker-dealers. The selling shareholders have identified themselves as affiliates of a broker-dealer and each has represented to us that (a) the shares of our Series E Convertible Preferred Stock were purchased by it in the ordinary course of business, and (b) at the time of such purchase, such entity had no arrangements or understandings, directly or indirectly, with any person to distribute such shares of our Series E Convertible Preferred Stock. The Company has added the requested disclosure to the “Selling Shareholders” section of Amendment No. 1.

Exhibit 5.1

3.	We note that the second paragraph on page 2 of the opinion states that the shares of common stock being registered are validly issued, fully paid and nonassessable even through the Series E Convertible Preferred Stock has not been converted into shares of common stock yet. Please revise.

Response:

In Response to the Staff’s comment, the Company has filed with Amendment No. 1 a revised opinion, which clarifies that the shares of common stock being registered, “when issued upon conversion of the Series E Preferred Shares, in accordance with the terms of the Series E Preferred Shares,” will be validly issued, fully paid and nonassessable.

The Company acknowledges that (1) should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing; (2) the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

July 24, 2014

If you have any questions regarding the foregoing, please feel free to contact me by telephone at (213) 891-8045.

Sincerely,

/s/ David A. Zaheer

David A. Zaheer, Esq.

of Latham & Watkins LLP

cc:

Colin Morris, Rentech, Inc.

Anthony J. Richmond, Latham & Watkins LLP